FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit/(loss) before tax and balance sheet data - Middle East and North Africa

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income ...............	585	486	390	−	4	21	1,486

Net fee income/(expense) ......	161	269	197	−	(5)	-	622

Trading income excluding net interest income ..................	59	85	220	−	−	-	364
Net interest income/(expense) on trading activities ............	−	−	14	−	−	(21)	(7)

Net trading income44 ..............	59	85	234	−	−	(21)	357

Net income from financial instruments designated at fair value ............................	−	−	−	−	(2)	−	(2)
Gains less losses from financial investments .........	−	−	(18)	−	−	−	(18)
Dividend income ....................	−	−	9	−	−	−	9
Other operating income .........	25	30	15	−	99	(120)	49

Total operating income ......	830	870	827	−	96	(120)	2,503

Net insurance claims50 ............	−	−	−	−	−	−	−

Net operating income4 .......	830	870	827	−	96	(120)	2,503

Loan impairment (charges)/ recoveries and other credit risk provisions ....................	(49)	(20)	110	1	−	−	42

Net operating income .........	781	850	937	1	96	(120)	2,545

Total operating expenses .......	(606)	(350)	(256)	−	(197)	120	(1,289)

Operating profit/(loss) .......	175	500	681	1	(101)	−	1,256

Share of profit in associates and joint ventures ...............	83	145	188	15	7	−	438

Profit/(loss) before tax .......	258	645	869	16	(94)	−	1,694

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	1.1	2.9	3.8	0.1	(0.4)		7.5
Cost efficiency ratio ..............	73.0	40.2	31.0	-	205.2		51.5

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	6,152	11,814	9,241	−	4		27,211
Total assets ............................	7,016	13,776	39,302	64	3,340	(2,688)	60,810
Customer accounts .................	18,771	12,402	7,432	1	77		38,683

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income ...............	597	492	367	1	42	(29)	1,470

Net fee income/(expense) ......	164	279	160	1	(9)	-	595

Trading income excluding net interest income ..................	68	94	208	-	3	-	373
Net interest income/(expense) on trading activities ............	-	2	30	-	(44)	29	17

Net trading income44 ..............	68	96	238	-	(41)	29	390

Net income from financial instruments designated at fair value ............................	-	-	-	-	(12)	-	(12)
Gains less losses from financial investments .........	-	-	9	-	-	-	9
Dividend income ....................	-	-	5	-	-	-	5
Other operating income/ (expense) ...........................	(16)	21	14	1	47	(94)	(27)

Total operating income .........	813	888	793	3	27	(94)	2,430

Net insurance claims50 ............	-	-	-	-	-	-	-

Net operating income4 ...........	813	888	793	3	27	(94)	2,430

Loan impairment charges and other credit risk provisions .	(55)	(110)	(119)	(2)	-	-	(286)

Net operating income ............	758	778	674	1	27	(94)	2,144

Total operating expenses .......	(561)	(311)	(264)	-	(124)	94	(1,166)

Operating profit/(loss) ...........	197	467	410	1	(97)	-	978

Share of profit in associates and joint ventures ...............	55	120	171	9	17	-	372

Profit/(loss) before tax ...........	252	587	581	10	(80)	-	1,350

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	1.2	2.8	2.8	-	(0.3)		6.5
Cost efficiency ratio ..............	69.0	35.0	33.3	-	459.3		48.0

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	5,828	13,559	8,699	-	-		28,086
Total assets ............................	6,562	15,651	36,582	50	6,840	(3,080)	62,605
Customer accounts .................	19,802	12,826	6,880	3	72		39,583

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014